

SIDLEY AUSTIN LLP
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(212) 839 5300
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jmunsell@sidley.com
(212) 839-5609

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May 3, 2010

VIA FEDERAL EXPRESS

Wayne Carnall
Chief Accountant, Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Louise Dorsey
Associate Chief Accountant, Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Re: **Request for Relief**

Dear Mr. Carnall and Ms. Dorsey:

We represent DB Commodity Services LLC, the Managing Owner (the "Managing Owner") of each of PowerShares DB Commodity Index Tracking Fund (the "DBC Fund"), DB Commodity Index Tracking Master Fund (the "DBC Master Fund"), PowerShares DB G10 Currency Harvest Fund (the "DBV Fund"), DB G10 Currency Harvest Master Fund (the "DBV Master Fund"), PowerShares DB US Dollar Index Trust (the "DXY Trust"), and each of its two series, PowerShares DB US Dollar Index Bullish Fund and PowerShares DB US Dollar Index Bearish Fund (the "DXY Funds"), DB US Dollar Index Master Trust (the "DXY Master Trust"), and each of its two series, DB US Dollar Index Bullish Master Fund and DB US Dollar Index Bearish Master Fund (the "DXY Master Funds"), PowerShares DB Multi-Sector Commodity Trust (the "Sectors Trust"), and each of its seven series, PowerShares DB Energy Fund, PowerShares DB Oil Fund, PowerShares DB Precious Metals Fund, PowerShares DB Gold Fund, PowerShares DB Silver Fund, PowerShares DB Base Metals Fund and PowerShares DB Agriculture Fund (collectively, the "Sectors Funds"), and DB Multi-Sector Commodity Master Trust (the "Sectors Master Trust"), and each of its seven series, DB Energy Master Fund, DB Oil Master Fund, DB Precious Metals Master Fund, DB Gold Master Fund, DB Silver Master Fund, DB Base Metals Master Fund and DB Agriculture Master Fund (the "Sectors Master Funds").

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For purposes of this letter, the DBC Fund, the DBV Fund, the DXY Funds and the Sectors Funds shall hereinafter be collectively referred to as the "DB Funds" and the DBC Master Fund, the DBV Master Fund, the DXY Master Funds and the Sectors Master Funds shall hereinafter be collectively referred to as the "DB Master Funds."

We refer to the Commission's comment letters dated August 5, 2009 and January 20, 2010 addressed to Michael Gilligan, Principal Financial Officer of the Managing Owner wherein the Commission commented in pertinent part that "[a]s the Fund and Master Fund are separate registrants, please amend your filing to provide separate financial statements for the Fund and Master Fund."

We refer also to my letter, dated March 1, 2010, to Kevin Woody, Accounting Branch Chief, requesting relief, pursuant to Rule 3-13 of Regulation S-X, from the requirements of Regulation S-X to provide separate financial statements for the DB Funds and their corresponding DB Master Funds (the "March 1 Letter").

By this letter, and pursuant to Rule 3-13 of Regulation S-X, the Managing Owner re-iterates its request for relief contained in the March 1 Letter. The substance of the March 1 Letter, including the statements made under the headings "Factual Background," "Current Presentation of the Financial Statements," "Basis for Request" and "Conclusion" is hereby confirmed, and no fact or circumstance has come to our attention that would change in any material respect any aspect of the request for relief set forth in the March 1 Letter.

Intention to Collapse the Master-Feeder Structures

The master-feeder structure of each of the funds was designed to serve only one purpose – to achieve a particular tax reporting result. Each DB Master Fund is classified as a partnership for U.S. federal income tax purposes and reports its income to its partners (its only partners are its corresponding DB Fund and the Managing Owner) on Schedule K-1. Each DB Fund was intended to be classified as a grantor trust for U.S. federal income tax purposes. A grantor trust does not report on Schedule K-1, and grantor trust reporting generally has been viewed as preferable to partnership reporting for publicly-traded pass-through investment vehicles that are unable to be classified as a "regulated investment company" under the Internal Revenue Code. Indeed, this is exactly what occurred, until the emergence of new published guidance from the Internal Revenue Service in 2007, taking the position that grantor trust classification was no longer available to the DB Funds. Consequently, the DB Funds have been classified as partnerships for U.S. federal income tax purposes for a number of years, reporting on Schedule K-1. There does not appear to be any likelihood that the Internal Revenue Service will change its position in this regard. The sole purpose of the master-feeder structure was to avoid partnership classification for the DB Funds. That purpose has been frustrated, and the master-feeder structure currently serves no purpose whatsoever. It was always the intention of the Managing Owner that the master-feeder structure would be of no substantive economic or tax significance to investors. That is why the DB Master Funds assume all obligations of the DB Funds to which they correspond and a 1:1 correlation is maintained at all times between the net asset value of a unit of interest in the DB Fund and the unit of interest in the DB Master Fund to which it correlates – as an economic matter and as a tax matter, it is as if the investor owns the DB Master Fund directly. The master-feeder structure does not alter in any respect the timing or character of any investor's income from his investment in a DB Fund or the timing or amount of his tax liability. It was intended only to change the manner of tax reporting, which it is no longer able to do.

If the Managing Owner can collapse the master-feeder structures so that there is only one surviving registrant and the Rule 140 co-registrant is eliminated, the financial reporting issue at hand will be rendered moot.

Since March 1, 2010, with the assistance of this firm and PriceWaterhouseCoopers LLP, the Managing Owner has completed a legal, regulatory, and tax accounting review of the possibility of collapsing the master-feeder structures, so that the DB Master Funds (and, in the case of the DB Master Funds that are separate series of a single statutory trust, the statutory trust of which they are a part) cease to exist, and the entire business of each master-feeder structure is consolidated at the DB Funds. The Managing Owner has concluded that it has all necessary power and authority under the trust declarations of the master trusts and the feeder trusts to cause the master trusts and the Master Funds to terminate and dissolve, and for their assets to be distributed to, and their liabilities assumed by, their corresponding feeder trusts and DB Funds. In order to be sure that the collapse of the master-feeder structures could not alter the timing or character of the income of any investor from the DB Funds for U.S. federal income tax purposes, it will be necessary for the collapse to coincide with the fiscal and tax year-ends of the funds, which is December 31 of each year. Consequently, to render moot the requirement that each DB Fund and its corresponding DB Master Fund provide separate financial statements, the Managing Owner has resolved to collapse all the master-feeder structures, effective December 31, 2010.

The impending collapse of the master-feeder structures, rendering moot the need for the requested relief for all periodic reports of the DB Funds commencing with their 2010 Form 10-Ks, reinforces the Managing Owner's view that to grant the requested relief would be in the best interests of the investors and would be consistent with the protection of investors. The DB Funds have been reporting in a consistent manner, in good faith and with a view to presenting full, concise, meaningful and fair financial disclosure since 2006. To disrupt the continuity of their financial reporting at this time could only lead to confusion. To require the funds to add

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financial disclosure that does not enhance an understanding of the business of the funds, only to remove it in March 2011, we respectfully submit, is contrary to the best interests of investors and inconsistent with investor protection.

* * * *

If you have any further questions or comments, please do not hesitate to call me at 212.839.5609.

Very truly yours,



James C. Munsell

Attachment

cc: Michael Gilligan
        Hans Ephraimson